ASX RELEASE | December 2, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT LAUNCHES DEFINITIVE FEASIBILITY STUDY FOR CONCENTRATE OPERATIONS
•	Definitive Feasibility Study (“DFS”) will study a 160,000 t/y quarry and spodumene concentrator
•	DFS is expected to be completed in mid-2021 with a construction decision to follow
•	Study will be led by long-standing Company partners Primero Group and Marshall Miller & Associates
•	A separate DFS for our integrated chemical plant will proceed in Q1 2021

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has awarded the definitive feasibility study (“DFS”) of its planned spodumene concentrate (“SC6”) operations in North Carolina to a combined team including Primero Group (“Primero”) and Marshall Miller & Associates (“Marshall Miller”).  Marshall Miller will lead quarry design activities while Primero will advance the concentrator design, infrastructure design, and be responsible for overall study management.
The DFS will target production of 160,000 tonnes per year of SC6 as well as co-products including quartz and feldspar.  The study will incorporate the results of the pilot level testwork currently ongoing at SGS Canada.  Piedmont expects to complete the DFS in mid-2021 and pursue an investment decision for the concentrate operations shortly thereafter.
Piedmont remains fully committed to development of an integrated lithium hydroxide business in North Carolina and a DFS of a planned lithium chemical plant will commence in Q1 2021.
Earlier in 2020, Piedmont and Primero entered into an MOU to work together on an exclusive basis for project services including the DFS and future services including the EPC delivery, commissioning, ramp-up and contract operations of Piedmont’s spodumene concentrator.  Primero is recognized as a world leader in design, delivery, and operations of spodumene projects and globally.
Piedmont has engaged with Marshall Miller since 2018 to advance mine design, permitting activities, survey, geotechnical study, waste rock and tailings storage design, and other engineering support services.  Marshall Miller is an experienced regional mining engineering firm based in Bluefield, Virginia with extensive experience in open pit mine and quarry design and permitting in North Carolina and throughout the eastern United States.
Keith D. Phillips, President and CEO of Piedmont, commented: “We are very pleased to be formally commissioning the definitive feasibility study for our concentrate operations, and to be working with industry leaders such as Primero and Marshall Miller.  We will launch the DFS for our chemical operations in Q1 2021 and will be positioned to begin construction in mid-2021, which should be ideal timing given the vast demand for lithium hydroxide we expect beginning in the 2022-2023 time period.”
For further information, please contact:
Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips.